A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

We have audited the consolidated financial statements of A2Z Smart Technologies Corp. (Formerly A2Z TECHNOLOGIES CANADA CORP.) (the “Corporation”), which comprise the consolidated statement of financial position as at December 31, 2021 and December 31, 2020 and the consolidated statements of comprehensive income, (loss) changes in shareholders’ equity (deficit) and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Corporation as at December 31, 2021 and December 31, 2020, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Corporation in accordance with the ethical requirements relevant to the audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2021. These matters were addressed in the context of our audit of the consolidated financial statements, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We determined that there are no key audit matters.

Other Information

Management is responsible for the other information. The other information comprises:

●	The information, other than the consolidated financial statements and our auditor’s report thereon, included in the Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained the Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

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Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Corporation’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Corporation or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Corporation’s financial reporting process.

Auditor’s responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

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●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Corporation’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the Date of our auditor’s report. However, future events or conditions may cause the Corporation’s to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Corporation to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Corporation audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matters or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. The engagement partner on the audit resulting in this independent auditor’s report is Tomer Fromovich.

Tel-Aviv, Israel	“Ziv Haft”

March 31, 2022	Certified Public Accountants (Isr.)

BDO Member Firm

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A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In Thousands of US Dollars, except per share data)

	December 31 2021	December 31 2020
ASSETS
Current assets
Cash and cash equivalents	$8,470	$5,397
Restricted cash	60	192
Inventories (note 5)	1,147	19
Trade receivables	857	196
Other accounts receivable (note 7)	434	353
Total current assets	10,968	6,157
Intangible asset - patent, net	2,091	2,239
Property, plant and equipment, net (note 8)	1,072	456
Total non-current assets	3,163	2,695

Total Assets	$14,131	$8,852

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short term loan and current portion of long term loans	$158	$358
Lease liability	126	21
Trade payables	989	541
Other accounts payable (note 9)	1,099	376
Total current liabilities	2,372	1,296
Lease liability	151	-
Long term loans (note 10)	483	666
Warrant Liability (note 12)	51	8,676
Severance payment, net (note 13)	167	187
Total non-current liabilities	852	9,529
Total liabilities	3,224	10,825
Shareholders’ equity (deficit) (note 14)
Share capital and additional paid in capital	28,297	10,445
Warrant Reserve	34,763	-
Accumulated other comprehensive income	(708)	(1,339)
Accumulated deficit	(50,838)	(11,599)
	11,514	(2,493)
Non-controlling interest (note 16)	(607)	520
Total shareholders’ equity (deficit)	10,907	(1,973)
Total liabilities and shareholders’ equity	$14,131	$8,852

March 31, 2022	“Yonathan De Yonge”	“Joseph Bentsur”
Date of approval of the financial statements	Yonathan De Yonge - Director	Joseph Bentsur President and Chief Executive Officer

The accompanying notes are an integral part of the financial statements.

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A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

(Expressed in Thousands of US Dollars, except per share data)

	Year Ended December 31,	Year Ended December 31,
	2021	2020

Revenues (note 17)	$2,685	$1,068
Cost of revenues (note 18)	2,029	853
Gross profit	656	215

Expenses:
Research and development costs (note 19)	3,222	418
Sales and marketing costs	102	108
General and administration expenses (note 20)	6,494	2,365
Operating loss	(9,162)	(2,676)

Loss (gain) on revaluation of warrant liability (note 12)	30,895	3,228
Financial income	-	(75)
Financial expense	91	107
Loss before taxes on income	(40,148)	(5,936)
Income tax expense (note 22)	(142)	(17)
Loss for the year	(40,290)	(5,953)

Other comprehensive income
Item that will not be reclassified to profit or loss:
Adjustments arising from translating financial statements of foreign operations	555	(1,282)
Remeasurement loss from defined benefit plans	-	13
Other comprehensive income	555	(1,269)

Total comprehensive loss for the year	$(39,735)	$(7,222)

Less: Net loss attributable to non-controlling shareholders	(1,127)	(32)
Net loss attributable to A2Z’s shareholders	$(38,608)	$(7,190)
Basic and diluted loss per share	$(1.70)	$(0.43)
Weighted average number of shares outstanding	23,340,621	16,758,323

The accompanying notes are an integral part of the financial statements.

5

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Expressed in Thousands of US Dollars, except per share data)

	Ordinary share capital			Warrant reserve	Accumulated Other Comprehensive Income	Accumulated deficit	Non-controlling interest	Total Equity of shareholders of the Company (Deficit)
	Number of shares		Additional paid in capital
Balance - January 1, 2020	(*)	15,692,126	$6,555	$-	$(70)	$(5,678)	$552	$1,359
Net loss for the period		-	-	-	-	(5,921)	(32)	(5,953)
Adjustments arising from translating financial statements of foreign operations		-	-	-	(1,269)	-	-	(1,269)
Net comprehensive loss for the period		-	-	-	(1,269)	(5,921)	(32)	(7,222)
Issuance of shares in private placement, net		277,779	163	-	-	-	-	163
Exercise of warrants		182,142	98	-	-	-	-	98
Exercise of stock options (note 14 (A)(D)(G))		123,386	39	-	-	-	-	39
Issuance of shares in private placement, net (note 14 (H)(I))		5,816,784	2,570	-	-	-	-	2,570
Issuance of warrants for services (note 14 (P))		-	52	-	-	-	-	52
Issuance of shares for services (note 14 (C)(E)(J))		127,693	168	-	-	-	-	168
Issuance of stock options for services (note15(B)(xii))		-	800	-	-	-	-	800
Balance - December 31, 2020	(*)	22,219,910	$10,445	$-	$(1,339)	$(11,599)	$520	$(1,973)

(*)	On August 13, 2021, the Board and the TSX-V approved a 1-for-3 reverse stock split, (the “Reverse Split”). Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

The accompanying notes are an integral part of the financial statements.

6

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Expressed in Thousands of US Dollars, except per share data)

	Ordinary share capital			Warrant reserve	Accumulated Other Comprehensive Income	Accumulated deficit	-Non controlling interest	Total Equity of shareholders of the Company (Deficit)
	Number of shares		Additional paid in capital
Balance - January 1, 2021	(*)	22,219,910	$10,445	$-	$(1,339)	$(11,599)	$520	$(1,973)

Net loss for the period		-	-	-	-	(39,239)	(1,051)	(40,290)
Adjustments arising from translating financial statements of foreign operations		-	-	-	631	-	(76)	555
Net comprehensive loss for the period		-	-	-	631	(39,239)	(1,127)	(39,735)
Reclassification of warrant liability (note 12)		-	-	43,964	-	-	-	43,964
Issuance of shares in private placement, net (note 14(L))		1,305,662	3,338	-	-	-	-	3,338
Exercise of warrants (note 14(K))		2,514,693	12,929	(9,201)	-	-	-	3,728
Exercise of options (note 14(M))		286,223	742	-	-	-	-	742
Share based compensation (note 15(b)(xii))		-	843	-	-	-	-	843
Balance - December 31, 2021	(*)	26,326,488	$28,297	$34,763	$(708)	$(50,838)	$(607)	$10,907

(*)	On August 13, 2021, the Board and the TSX-V approved a 1-for-3 reverse stock split, (the “Reverse Split”). Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

The accompanying notes are an integral part of the financial statements.

7

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in Thousands of US Dollars, except per share data)

	Year ended
	December 31
	2021	2020

Cash flows from operating activities
Net loss for the year	$(40,290)	$(5,953)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation	251	213
Share based compensation	843	601
Loss on revaluation of warrant liability	30,895	3,228
Change in severance liability	(20)	28
Change in inventory	(1,128)	19
Change in trade receivables	(661)	35
Change in other account receivables	(81)	719
Accrued interest on loansand leases	36	73
Changes in deferred taxes	-	16
Change in accounts payable	448	43
Change in other accounts payable	329	(25)
	(9,378)	(1,003)
Cash flows from investing activities
Restricted deposits	132	(192)
Intangible assets	-	(6)
Purchase of property, plant and equipment	(412)	(227)
	(280)	(425)

Cash flows from financing activities
Issuance of shares and warrants, net	8,358	8,249
Investment in subsidiary	-	(1,566)
Exercise of options	742	39
Exercise of warrants	3,386	98
Lease payments	(111)	(43)
Long term deposits	-	30
Repayment of loans	(316)	(100)
Proceeds from receipt of loans	296	494
	12,355	7,201

Increase (decrease) in cash and cash equivalents	2,697	5,773
Effect of changes in foreign exchange rates	376	(738)
Cash at beginning of year	5,397	362

Cash at end of year	$8,470	$5,397

Interest paid during the period	34	12

APPENDIX A: NON-CASH ACTIVITIES
Reclassification of warrant liability to warrant reserve	43,964	-

	$8,470.00	$5,397.00

The accompanying notes are an integral part of the financial statements.

8

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 1 - DESCRIPTION OF BUSINESS:

A. Overview

A2Z SMART TECHNOLOGIES CORP. (Formerly A2Z Technologies Canada Corp.) (the “Company” or “A2ZST”) was incorporated on January 15, 2018 under the laws of British Columbia. The head office is located at 1600 – 609 Granville Street, Vancouver, British Columbia V7Y 1C3, and the records and registered office is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8.

The Company was listed on the NASDAQ Stock Market LLC (“Nasdaq”) starting January 22, 2022, and trades under the symbol “AZ” and on the TSX Venture Exchange (“TSX Venture”) and trades under the symbol “AZ.V”.

The Company owns 79.49% of the common shares of Cust2Mate Ltd (“Cust2Mate”), a technology company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The Company’s primary product is the Cust2Mate system which incorporates a “smart cart” which automatically calculates the value of the customers purchases in their smart cart, without having to unload and reload their purchases at a customer checkout point.

The Cust2Mate system offers unique features for shoppers and retailers such as product information and location, an on-cart scale to weigh items and automatically calculate costs, bar-code scanner and on-board payment system to bypass checkout lines. In addition, the product includes big data smart algorithms and computer vision capabilities, allowing for customer specific targeted advertising. (“The Cust2Mate Platform”).

The Cust2Mate Platform is being rolled out in Israel and is being marketed throughout the world, with pilots in North and South America and the in the Middle East.

The Company’s other activities include the provision of services in the field of advanced engineering capabilities to the military and security markets as well as the development of related products for the civilian markets. Such services include providing maintenance services and container leasing. The Company also provides maintenance services for complex electronic systems and products.

The Company, through its 80% owned subsidiary, Advanced Automotive Innovations Inc., (“AAI”) continues the development of a product for the automotive market - the FTICS or Fuel Tank Inertia Capsule System which activates automatically in the event of a vehicle collision. This eliminates the danger of fuel tank combustion thereby saving lives and reducing damage.

These consolidated financial statements were authorized for issue by the Board of Directors on March 31, 2022.

B. COVID-19

Since January 2020, the Coronavirus outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Israel, have been taking measures designated to limit the continued spread of the Coronavirus, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Such measures present concerns that may dramatically affect the Company’s ability to conduct its business effectively, including, but not limited to, adverse effects relating to employees’ welfare, slowdown and stoppage of manufacturing, commerce, shipping, delivery, work, travel and other activities which are essential and critical for maintaining on-going business activities.

The nature of the Company’s work in Israel is such that it is defined as an essential service for the industry, and therefore, it is able to continue all of its operations in Israel with little disruption. The Company has experienced an impact on all of its business activities, including delays in the roll out and completion of certain pilot programs and the slowed pace in research and development projects. Given the uncertainty around the extent and timing of the future spread or mitigation of COVID-19 and around the imposition or relaxation of protective measures, the Company cannot reasonably estimate the impact to its future results of operations, cash flows or financial condition; infections may become more widespread and the limitation on the ability to work, travel and timely sell and distribute products, as well as any closures or supply disruptions, may be extended for longer periods of time and to other locations, all of which would have a negative impact on the Company’s business, financial condition and operating results. In addition, the unknown scale and duration of these developments have macro and micro negative effects on the financial markets and global economy which could result in an economic downturn that could affect demand for the Company’s products and have a material adverse effect on its operations and financial results, earnings, cash flow and financial condition.

9

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

A. Cash and cash equivalents

Cash equivalents are considered by the Company to be highly liquid investments, including, inter alia, short-term deposits with banks, the maturity of which do not exceed three months at the time of deposit and which are not restricted.

B. Restricted cash

A restricted deposit is cash invested in a short-term deposit (between three months and one year) or in a long-term deposit (with a maturity of more than one year from the date of investment). Restricted deposits are designated to secure the Company’s office facilities lease agreements and its credit cards.

C. Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The average number of shares is calculated by assuming that outstanding conversions were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. For the years ended December 31, 2021, and 2020, potentially dilutive common shares issuable upon the exercise of warrants and options were not included in the computation of loss per share because their effect was anti-dilutive.

D. Provisions

Provisions are recognized when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured. Provisions are measured using the best estimate of the amounts required to settle the obligation at the end of the reporting period.

E. Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

1.	In the principal market for the asset or liability, or

2.	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

10

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

E. Fair value measurement (cont.)

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Classification of fair value hierarchy

The financial instruments presented in the statement of financial position at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3	-	Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

1.	Financial assets

The Company classifies its financial assets into one of the following categories, based on the business model for managing the financial asset and its contractual cash flow characteristics. The Company’s accounting policy for the relevant category is as follows:

Amortized cost: These assets arise principally from the provision of goods and services to customers (e.g. trade accounts receivable), but also incorporate other types of financial assets where the objective is to hold these assets in order to collect contractual cash flows and the contractual cash flows are solely payments of principal and interest. They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortized cost using the effective interest rate method, less provision for impairment. Impairment provisions for trade accounts receivable are recognized based on the simplified approach within IFRS 9 using a provision in the determination of the lifetime expected credit losses. During this process the probability of the non-payment of the trade receivables is assessed. This probability is then multiplied by the amount of the expected loss arising from default to determine the lifetime expected credit loss for the trade receivables. For trade receivables, which are reported net, such provisions are recorded in a separate provision account with the loss being recognized within general and administrative expenses in the consolidated statement of comprehensive income. On confirmation that the trade receivable will not be collectable, the gross carrying value of the asset is written off against the associated provision.

11

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

E. Fair value measurement (cont.):

2.	Financial Liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired. The Company’s accounting policy for each category is as follows:

Fair value through profit or loss: Warrants are initially recognized at fair value net of any transaction costs directly attributable to the issue of the instrument. Such liabilities are subsequently measured at fair value through profit or loss.

Other financial liabilities include the following items: Bank borrowings are initially recognized at fair value net of any transaction costs directly attributable to the issue of the instrument. Such interest-bearing liabilities are subsequently measured at amortized cost using the effective interest rate method, which ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the consolidated statement of financial position. For the purposes of each financial liability, interest expense includes initial transaction costs and any premium payable on redemption, as well as any interest or coupon payable while the liability is outstanding. Trade accounts payable and other accounts payable, which are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method.

3.	Issue of a unit of securities:

The issue of a unit of securities involves the allocation of the proceeds received (before issue expenses) to the securities issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Then fair value is determined for financial liabilities that are measured at amortized cost. The proceeds allocated to equity instruments are determined to be the residual amount. Issue costs are allocated to each component pro rata to the amounts determined for each component in the unit.

4.	Derivative liability - Warrants:

Warrants that are denominated in a currency other than the functional currency of the Company are considered a derivative liability and are classified as financial liabilities at fair value through profit or loss. Accordingly, these warrants are measured at fair value and the changes in fair value in each reporting period are recognized in profit or loss.

5.	Derecognition

●	Financial assets - The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the rights to receive the contractual cash flows.

●	Financial Liabilities - The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire.

12

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

E. Fair value measurement (cont.):

6.	Impairment of financial assets

ECL and their measurement

ECL are measured as the unbiased probability-weighted present value of all cash shortfalls over the expected life of each financial asset. For receivables from financial services, ECL are mainly calculated with a statistical model using three major risk parameters: probability of default, loss given default and exposure at default. The estimation of these risk parameters incorporates all available relevant information, not only historical and current loss data, but also reasonable and supportable forward-looking information reflected by the future expectation factors. This information includes macroeconomic factors (e.g., gross domestic product growth, unemployment rate, cost performance index) and forecasts of future economic conditions. For receivables from financial services, these forecasts are performed using a scenario analysis (base case, adverse and optimistic scenarios).

As of December 31, 2021, and December 31, 2020, ECL for trade and other account receivables are not material, and as such are not disclosed, in accordance IFRS 9.

Definition of default, including reasons for selecting the definition

Prior to commencing a business relationship, the Company will enter into an agreement with the customer. The agreement or contract typically includes details of the terms of payment to which the customer is entitled. In most cases, the customer updates the Company if there is a delay in the payment beyond the terms of the agreement. Any delays in payment for more than two months are subject to approval of management. If a customer’s scheduled payment is delayed by more than two months and such delay is not approved by the Company’s management, the CEO will typically make direct contact with the customer’s management and inform them of the overdue obligation and that Company will pursue remedies available to collect the overdue payment. If the customer and the Company are not able to resolve the matter at that time, the receivable is considered to be in default as the collectability is no longer certain. If the collection effort is not successful, the Company will retain legal counsel in the applicable country to assist with collection and sends a demand letter to that effect.

Write-off policy

The Company writes off its financial assets if any of the following occur:

●	Inability to locate the debtor.
●	Discharge of the debt in a bankruptcy.
●	It is determined that the efforts to collect the debt are no longer cost effective given the size of receivable.

The collections department must comply with the collection efforts outlined in the policy to collect on delinquent customer accounts before any write-offs are made.

13

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

E. Fair value measurement (cont.):

Aging Schedule based on due date

	Aging schedule
	December 31, 2020	December 31, 2021

Within payment terms	$196	$857

Total	$196	$857

Three-level matrix

Based on its past experience and historical data along with a consideration of future projections of factors, such as the economic environment, the Company has established a three-level matrix. The three-level matrix contains the following groups and balances:

	December 31, 2020	December 31, 2021

Customers from public establishments	$173	$296
Customers from institutions	15	-
Other customers	8	561

Total	$196	$857

14

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

F. Operating Segment:

An operating segment is a component of the Company that meets the following three criteria:

1.	Is engaged in business activities from which it may earn revenues and incur expenses;
2.	Whose operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about allocated resources to the segment and assess its performance; and
3.	For which separate financial information is available.

Segment revenue and segment costs include items that are attributable to the relevant segments and items that can be allocated to segments. Items that cannot be allocated to segments include the Company’s financial income and expenses and income tax. The Company has two operating segments; Advanced Engineering and Smart Carts.

G. Share-based compensation:

Where equity settled share options are awarded to employees and service providers, the fair value of the options calculated at the grant date is based on the market share price and is charged to the statement of comprehensive income over the vesting period. Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether the market vesting conditions are satisfied. The cumulative expense charged is not adjusted for failure to achieve a market vesting condition.

H. Deferred taxes

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities in the financial statements and the amounts attributable for tax purposes. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the estimated timing and level of future taxable profits together with future tax planning strategies.

Deferred taxes are measured at the tax rates that are expected to apply in the period when the temporary differences are reversed based on tax laws that have been enacted or substantively enacted at the end of the reporting period. Deferred taxes are recognized in Profit or loss, except when they relate to items recognized in other comprehensive income or directly in equity. Deferred tax assets are reviewed at the end of each reporting period and reduced to the extent that it is not probable that they will be utilized. In addition, temporary differences (such as carry forward losses) for which deferred tax assets have not been recognized or reassessed are recognized to the extent that their recoverability is probable. Any resulting reduction or reversal is recognized as “income tax” within the statement of comprehensive income. All deferred tax assets and liabilities are presented in the statement of financial position as non-current items, respectively.

Deferred taxes are offset in the statement of financial position if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

Deferred tax assets in respect to carryforward losses have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

15

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

I. Defined benefit schemes

The Company contributes towards the state pension in accordance with local legislation where required. The only obligation of the Company is to make the required contributions. Costs related to such contributions are expensed in the period in which they are incurred.

The Company has several employee benefits plans as to its employees:

1.	Short-term employee benefits: Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Company has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2.	Post-employment benefits: The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

This liability is calculated based on actuary measurement.

Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense simultaneously with receiving the employee’s services and no additional provision is required in the financial statements except for the unpaid contribution. The Company also operates for some employees an immaterial defined benefit plan in respect of severance pay pursuant to the Severance Pay Law. The Company presents the accrued severance pay liability net from severance pay fund.

J. Property, plant and equipment

Items of property, plant and equipment are initially recognized at cost. Cost includes directly attributable costs and the estimated present value of any future costs of dismantling and removing items. Depreciation is computed by the straight-line method, based on the estimated useful lives of the assets, as follows:

Estimated useful lives

Computers and electronic equipment	3
Furniture and equipment	7
Vehicles	6.67
Leasehold Improvement	10

16

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

J. Revenue recognition

Revenue is recognized based on the five-step model outlined in IFRS 15, Revenue from Contracts with Customers. IFRS 15 sets out a single revenue recognition model, according to which the entity shall recognize revenue in accordance with the said core principle by implementing a five-step model framework:

1.	Identify the contracts with a customer.

2.	Identify the performance obligations in the contract.

3.	Determine the transaction price.

4.	Allocate the transaction price to the performance obligations in the contract.

5.	Recognize revenue when the entity satisfies a performance obligation.

A.	Revenue from services is derived from contracts with customers pursuant to which the Company provides maintenance for various electronic systems. Revenues on these contracts are recognized using the straight-line method, based on the period of time passed.
B.	Revenue from providing maintenance services to refrigeration systems is derived from on demand fixed-price contracts with customers. Revenues on these on demand fixed-price contracts are recognized at the point in time when the services were delivered.
C.	Revenues from leasing soaking containers is recognized on a straight-line basis over the annual leasing period (limited to 1 year).
D.	Revenues from the Cust2mate Platform are recognized at the time the service is transferred to the customer and measures the revenue in an amount that represents the consideration that the Company expects to be entitled to for the same goods or service.

K. Share based payment transactions

The Company’s employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment.

The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in equity during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees become entitled to the award (“the vesting period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting date includes the Group’s best estimate of the number of equity instruments that will ultimately vest.

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value of option granted is determined using the Binomial Lattice option-pricing model (“Binomial model”). The Binomial model takes into account variables such as volatility, dividend yield rate, and risk-free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option.

No expense is recognized for awards that do not ultimately vest.

L. Research and development expenses

Research expenses are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if the Company can demonstrate all of the following: the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company’s intention to complete the intangible asset and use or sell it; the Company’s ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company’s ability to measure reliably the expenditure attributable to the intangible asset during its development. Through December 31, 2021, the Company has not met all the aforementioned criteria and therefore all development costs have been recognized in profit or loss.

17

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

M. Standard not yet effective

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for future accounting periods. Many are not applicable to or do not have a significant impact on the Company and have been excluded from the list below. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS - 1 Presentation of Financial Statements

In January 2020, the IASB issued amendments to IAS 1, which clarify the criteria used to determine whether liabilities are classified as current or non-current. These amendments clarify that current or non-current classification is based on whether an entity has a right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period. The amendments also clarify that ‘settlement’ includes the transfer of cash, goods, services, or equity instruments unless the obligation to transfer equity instruments arises from a conversion feature classified as an equity instrument separately from the liability component of a compound financial instrument. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. However, in May 2020, the effective date was deferred to annual reporting periods beginning on or after January 1, 2023.

The Company evaluated the expected impact of the IAS 1 amendments on its financial position as December 31, 2021, as a reclassification of its derivative liability - warrants in the amount of $51 from Non – Current Liabilities to Current Liabilities.

18

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 3 – BASIS OF PREPARATION:

A. Basis of preparation

The principal accounting policies adopted in the preparation of the financial statements are set out above. These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for certain derivatives. The Company has elected to present the statement of comprehensive income using the function of expense method.

B. Basis of consolidation

Where the Company has control over an investee, it is classified as a subsidiary. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commenced until the date control ceases. The Company controls an investee if all three elements are present: power over the investee, exposure to variable returns from the investee, and the ability of the investor to use its power to affect those variable returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

The consolidated financial statements of the Company include the accounts of the Company and its subsidiaries as if they formed a single entity. Any intercompany transactions were eliminated in full.

C. Basis of Measurement

These consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for financial instruments which have been measured at fair value.

D. Functional and foreign currency

The Company’s functional currency is the New Israeli Shekel (“NIS”), since the Company’s primary economic environment is in Israel. However, the reporting currency is in US Dollars (“USD”) due to expected future expansion. Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 “The Effects of Changes in Foreign Exchange Rates”. Accordingly, transactions and balances have been converted as follows:

●	Monetary assets and liabilities - at the rate of exchange applicable at the statements of financial position date.

●	Exchange gains and losses from the aforementioned conversion are recognized in the statement of comprehensive loss.

●	Expense items - at exchange rates applicable as of the date of recognition of those items.

●	Non-monetary items are converted at the rate of exchange at the statements of financial position date.

NOTE 4 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS:

The areas requiring the use of estimates and critical judgments that may potentially have a significant impact on the Company’s earnings and financial position are the useful life of property and equipment and income tax.

The useful life of property, plant and equipment

Property and equipment are amortized or depreciated over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Changes to estimates can result in significant variations in the amounts charged to the consolidated statement of comprehensive income in specific periods.

19

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

Intangible assets

Intangible assets are tested for impairment annually or more frequently if there is an indication of impairment. The carrying value of intangibles with definite lives is reviewed each reporting period to determine whether there is any indication of impairment. If there are indications of impairment the impairment analysis is completed and if the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and impairment loss is recognized.

Derivative liability - Warrants

The Company uses the Black-Scholes option-pricing model to estimate fair value at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company’s shares and the expected life of the warrants.

Determining the fair value of share-based payment transactions:

The fair value of share-based payment transactions is determined upon initial recognition by the Binomial model. The Binomial model is based on share price and exercise price and assumptions regarding expected volatility, term of share option, dividend yield and risk-free interest rate.

NOTE 5 - INVENTORIES:

	December 31,	December 31,
	2021	2020

Raw materials	$93	$19
Smart cart electrical equipment	908	-
Smart cart parts	145	-
	$1,147	$19

20

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 6 – BUSINESS COMBINATION UNDER COMMON CONTROL

On November 16, 2020, the Company completed the acquisition of 79.49% of the shares of Cust2mate (“the merger”). The Cust2Mate Shares were purchased from Mr. Bentsur Joseph, who is also the Company’s Chief Executive Officer and the controlling shareholder. The Company paid total consideration for the Cust2Mate Shares of $1,566 (“Cust2Mate Consideration”), which included the exercise of the Cust2Mate Option. The Cust2Mate Consideration was paid from the proceeds of the November 2020 Private Placement (see Note 13 O). The acquisition of Cus2Mate was accounted for as a merger between entities under common control, therefore comparative financial statements were restated to reflect the merger as of the beginning of earliest period presented, i.e. January 1, 2019, under which both entities were under common control. The assets and liabilities of Cus2Mate were recorded based on their Carry-Over basis. The company accounted for the difference between the Cus2Mate consideration and the net asset value as a debit to ‘Accumulated Deficit’.

Impact of implementation of the Cust2Mate consolidation in accordance with pooling of interest method as of January 1, 2019:

	A2Z	Cust2Mate	Eliminating entries		Total
	31/12/19	31/12/19			31/12/19
ASSETS
Cash and cash equivalents	$289	$73	$-		$362
Inventories	38	-	-		38
Trade receivables	244	-	-		244
Financial asset	5,624	-	(5,624)		-
Other accounts receivable	1,106	154	-		1,260
Intangible asset - patent, net	2,341	15	-		2,356
Property, plant and equipment, net	326	2	-		328
Long term deposit	30	-	-		30
Deferred taxes, net	16	-	-		16

LIABILITIES

Short term loan and current portion of long term loans	200	-	-		200
Lease liability	63	-	-		63
Trade payables	471	38	-		509
Other accounts payable	422	-	-		1,988
Long term loans	152	204	-		356
Severance payment, net	159	-	-		159
Total shareholders’ equity	8,547	2	(7,190	)(*)	1,359

(*)	Including consideration paid of $1,566 which was recorded on November 16, 2020.

21

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 6 – BUSINESS COMBINATION UNDER COMMON CONTROL (CONTINUED):

	A2Z	Cust2Mate	Eliminating entries	Total
	31/12/19	31/12/19		31/12/19

Revenues	1,306	78	-	1,384
Cost of revenues	(783)	-	-	(783)
General and administrative expenses	(744)	(10)	-	(754)
Research and development expenses	(219)	(195)	-	(414)
Marketing and selling	(87)	-	-	(87)
Listing Expense	(1,792)	-	-	(1,792)
Financial expenses	(109)	-	-	(109)
Income tax (expense)	(380)	-	-	(380)

CASH FLOWS
Cash flows from operating activities	(1,410)	(104)	-	(1,514)
Cash flows from investing activities	(26)	(4)	-	(30)
Cash flows from financing activities	1,665	170	-	1,835

NOTE 7 - OTHER ACCOUNTS RECEIVABLE:

	December 31,	December 31,
	2021	2020

Related parties	$126	$-
Advances to suppliers	-	28
Prepaid expenses	50	263
Government institutions	251	60
Other	7	2
	$434	$353

22

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 8 - PROPERTY, PLANT AND EQUIPMENT, NET:

	Computers and electronic equipment	Furniture and equipment	Vehicles	Leasehold Improvements	Right of use Asset	Total
Cost:
As of January 1, 2021	$370	$139	$625	$57	$40	$1,231
Additions	52	62	298	-	362	774
Translation adjustments	18	-	45	2	(40)	25
As of December 31, 2021	$440	$201	$968	$59	$362	$2,030

Accumulated depreciation:
As of January 1, 2021	$268	$133	$294	$57	$23	$775
Additions	22	7	92	-	101	222
Translation adjustments	(2)	2	(18)	2	(23)	(39)
As of December 31, 2021	$288	$142	$368	$59	$101	$958

Net Book Value:
As of December 31, 2021	$152	$59	$600	$-	$261	$1,072
As of December 31, 2020	$102	$6	$331	$-	$17	$456

	Computers and electronic equipment	Furniture and equipment	Vehicles	Leasehold Improvements	Right of use Asset	Total
Cost:
As of January 1, 2020	$342	$123	$345	$53	$40	$903
Additions	-	3	224	-	-	227
Translation adjustments	28	13	56	4	-	101
As of December 31, 2020	$370	$139	$625	$57	$40	$1,231

Accumulated depreciation:
As of January 1, 2020	$219	$122	$204	$53	$20	$618
Additions	16	2	35	-	4	57
Translation adjustments	33	9	55	4	(1)	100
As of December 31, 2020	$268	$133	$294	$57	$23	$775

Net Book Value:
As of December 31, 2020	$102	$6	$331	$-	$17	$456
As of December 31, 2019	$123	$1	$141	$-	$-	$265

23

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 9 - OTHER ACCOUNTS PAYABLE:

	December 31,	December 31,
	2021	2020

Employees and government authorities	$362	$125
Accrued expenses	169	221
Other	568	30
	$1,099	$376

NOTE 10 - LONG TERM LOANS:

	Linked to	Interest rate	December 31, 2021	December 31, 2020

Long term loans	NIS	1.8%-6.1%	$641	$1,024
Less- Current portion			(158)	(358)

			$483	$666

The loans are from leading Israeli financial institutions and bear interest of between 1.8% - 6.1%. $158 of the loans are repayable within in one year and $877 are repayable between two to five years.

24

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 11 – SEVERANCE PAYMENT, NET:

a.	The plan liabilities, net:

	Year ended	Year ended
	December 31, 2021	December 31, 2020
Defined benefit plan:
Present value of defined benefit obligation	$541	$563
Fair value of plan assets	(374)	(376)

Total	$167	$187

Changes in the present value of defined benefit obligation:

	2021	2020

Balance at beginning of year	$563	$484
Recognized in statement of comprehensive loss:
Interest cost	10	12
Current service cost	39	41
Currency translation	(71)	38
Recognized in other comprehensive gain (loss):
Net actuarial gain (loss)	-	(13)

Balance at end of year	$541	$563

b.	The movement in the fair value of the plan assets:

	2021	2020

Balance at beginning of year	$(376)	$(325)
Recognized in statement of comprehensive loss:
Expected return	28	(28)

Recognized in other comprehensive loss /(gain):
Net actuarial loss (gain)	-	(25)
Other:
Contributions by employer	(26)	(18)

Balance at end of year	$(374)	$(376)

c.	The principal assumptions underlying the defined benefit plan:

	December 31, 2021	December 31, 2020

Discount rate of the plan liability	2.24%	2.20%

Expected rate of return on plan assets	2.36%	2.32%

Future salary increases	3.47%	3.44%

25

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 12 – WARRANT LIABILITY:

a)	January 2020 Warrants

Certain warrants issued in January 2020 were issued with an exercise price denominated in Canadian Dollars (CAD) rather than the functional currency of the Company - New Israeli Shekels (NIS). These warrants were recorded at their fair value at the end of each reporting period and classified as a derivative liability.

On June 30, 2021, warrant holders, owning 220,589 warrants, exercisable at CAD$1.95, and the Company, agreed that the exercise price of CAD$1.95 would be payable in New Israeli Shekels (based on a NIS 2.65 to CAD$1.00 exchange rate) and therefore the Company reclassified the balance of the warrant liability in respect of these warrants as equity ($1,788). The Company also entered into a foreign currency hedge contract to protect against any negative currency fluctuation against the CAD.

As of December 31, 2021, the warrant liability was $51 and the Company recorded a loss on the revaluation of the total warrant liability for the year ended December 31, 2021, of $1,788 in the Consolidated Statement of Comprehensive Loss. The Black-Scholes option pricing model was used to measure the derivative warrant liability with the following assumptions: volatility of 82% using the historical prices of the Company, risk-free interest rate of 0.064%, expected life of 0.08 years and share price of $13.72. As of December 31 ,2021, there are 16,312 warrants classified as a liability.

The following is the reconciliation of the fair value that are categorized within Level 3 of the fair value hierarchy in financial instruments:

Balance at January 1, 2020	$-
Issuance at January 30, 2020	214
Revaluation at December 31, 2020	71

Balance at December 31, 2020	285
Warrants exercised	(342)
Revaluations	1,896
Reclassification to Warrant Reserve	$(1,788)

Balance at December 31, 2021	$51

26

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 12 – WARRANT LIABILITY (CONTINUED):

b)	November 2020 and December 2020 Warrants

Certain warrants issued in November and December 2020 were issued with an exercise price denominated in Canadian Dollars (CAD) rather than the functional currency of the Company – New Israeli Shekels (NIS). These warrants were recorded at their fair value at the end of each reporting period and classified as a derivative liability.

As of March 31, 2021, the warrant liability was $35,175 and the Company recorded a loss on the revaluation of the total warrant liability on March 31, 2021, of $26,816 in the Consolidated Statement of Comprehensive Loss. The Black-Scholes option pricing model was used to measure the derivative warrant liability with the following assumptions: volatility of 79% using the historical prices of the Company, risk-free interest rate of 1.002%, expected life of 4.63 years and share price of $9.30.

On March 31, 2021, warrant holders, owning 5,816,785 warrants, exercisable at CAD$2.70, and the Company, agreed that the exercise price of CAD$2.70 would be payable in New Israeli Shekels (based on a NIS 2.65 to CAD$1.00 exchange rate) and therefore the Company reclassified the balance of the warrant liability in respect of these warrants as equity ($35,065). The Company also entered into a foreign currency hedge contract to protect against any negative currency fluctuation against the CAD. As of December 31, 2021, all the November 2020 and December 2020 warrants are classified as equity.

The following is the reconciliation of the fair value that are categorized within Level 3 of the fair value hierarchy in financial instruments:

Balance on January 1, 2020	$-
Issuance at November 16, 2020	3,537
Issuance at December 29, 2020	1,698
Revaluation at December 31,2020	3,156

Balance at December 31, 2020	$8,391
Revaluation at March 31, 2021	26,816
Reclassification to Warrant Reserve	(35,207)

Balance at December 31, 2021	$-

27

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 12 – WARRANT LIABILITY (CONTINUED):

c)	April and May 2021 Warrants

Certain warrants were issued with an exercise price denominated in Canadian Dollars (CAD) rather than the functional currency of the Company – New Israeli Shekels (NIS). These warrants were recorded at their fair value at the end of each reporting period and classified as a derivative liability.

As of June 30, 2021, the warrant liability was $7,093 and the Company recorded a loss on the revaluation of the total warrant liability for the year ended December 31, 2021 of $2,307 in the Consolidated Statement of Comprehensive Loss. The Black-Scholes option pricing model was used to measure the derivative warrant liability with the following assumptions: volatility of 111% using the historical prices of the Company, risk-free interest rate of 0.41%, expected life of 1.79 years and share price of $11.91.

On June 30, 2021, warrant holders owning 583,703 warrants, exercisable at CAD$11.04, and the Company, agreed that the exercise price of CAD$11.04 would be payable in NIS (based on a NIS 2.63 to CAD$1.00 exchange rate) and therefore the Company reclassified the balance of the warrant liability in respect of these warrants, as equity ($6,846). The Company also entered into a foreign currency hedge contract to protect against any negative currency fluctuation against the CAD.

As of August 29, 2021, the warrant liability was $247 and the Company recorded a gain on the revaluation of the total warrant liability for the year ended December 31, 2021, of $124 in the Condensed Consolidated Interim Statement of Comprehensive Loss. The Black-Scholes option pricing model was used to measure the derivative warrant liability with the following assumptions: volatility of 134% using the historical prices of the Company, risk-free interest rate of 0.41%, expected life of 1.62 years and share price of $6.69. As of December 31, 2021, all the April and May 2021 warrants are classified as equity.

The following is the reconciliation of the fair value that are categorized within Level 3 of the fair value hierarchy in financial instruments:

Balance at January 1, 2021	$-
Issuance at June 4, 2021	4,786
Revaluation at June 30 ,2021	2,307
Reclassification to Warrant Reserve	(6,846)

Balance at June 30, 2021	247
Revaluation at August 29 ,2021	(124)
Reclassification to Warrant Reserve	(123)

Balance at December 31, 2021	$-

NOTE 13 – LIENS, COMMITMENTS AND CONTINGENCIES:

A.	The Company’s Israeli subsidiary’s fixed assets (motor vehicles) are secured against bank borrowings.

B.	One of the Company’s Israeli subsidiaries leases its facility which expires on March 1, 2024. Lease payments are approximately $11 per month ($132 annually).

Another one of the Company’s Israeli subsidiaries leases its facility which expires on June 30, 2022. Lease payments are approximately $3.5 per month ($45 annually).

28

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 14 – SHAREHOLDERS’ EQUITY (DEFICIT):

On August 13, 2021, the Board and the TSX-V approved a 1-for-3 reverse stock split, (the “Reverse Split”). Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these consolidated financial statements for all periods presented.

A.	On January 21, 2020, 47,619 options with an exercise price of CAD0.42 were exercised for gross proceeds of $15 (CAD20 thousand).

B.	On January 30, 2020, the Company completed a private placement of 277,779 units (the “Units”) at a price of CAD1.80 per Unit for gross proceeds of $ 377 (CAD500 thousand) (“January 2020 Private Placement”). Each Unit consists of one share and one common share purchase warrant, with each warrant entitling the holder to acquire an additional share of the Company at a price of CAD1.95 until January 30, 2022. All securities issued in connection with the January 2020 Private Placement were subject to a hold period expiring May 31, 2020. The fair value of the warrants at issuance were $214 and were recorded as a liability – see Note 11.

C.	On January 30, 2020, the Company issued 30,831 shares as compensation, valued at $50, for consulting services provided by a consultant.

D.	On March 18, 2020, 75,000 options with an exercise price of CAD0.39 were exercised for gross proceeds of $23 (CAD32 thousand).

E.	On April 27, 2020, the Company issued 76,701 Shares as compensation, valued at $71, for consulting services provided by two consultants.

F.	During July 2020 and August 2020, 182,142 warrants with an exercise price of NIS 2.52 were exercised for gross proceeds of $98.

G.	On October 28, 2020, 767 options with an exercise price of CAD1.14 were exercised for gross proceeds of $1.

H.	On November 16, 2020, the Company closed a private placement (the “November 2020 Private Placement”) and issued 4,450,153 units at a price of CAD1.875 per unit for gross proceeds of $6,377 CAD 8,344. Each unit is comprised of one share and one warrant (each, a “November 2020 Warrants”). Each November 2020 Warrant entitles the holder thereof to purchase one additional share at a price of CAD2.70 at any time prior to November 10, 2025. In connection with the November 2020 Private Placement, the Company paid finders’ fees of $417.

The fair value of the November 2020 Private Placement Warrants was $3,537 at the issuance date and were recorded as a liability

All securities issued in connection with the November 2020 Private Placement are subject to a four month and one day hold period expiring on March 11, 2021.

29

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 14 – SHAREHOLDERS’ EQUITY (DEFICIT) (CONTINUED):

I.	On December 29, 2020, the Company closed a private placement (the “December 2020 Private Placement”) and issued 1,366,631 units at a price of CAD1.875 per unit for gross proceeds of $2,000 (CAD2,562). Each unit is comprised of one share of the Company and one warrant (each, a “December 2020 Warrant”). Each December 2020 Warrant entitles the holder thereof to purchase one share at a price of CAD2.70 at any time prior to December 24, 2025. In connection with the December 2020 Private Placement, the Company paid finders’ fees of $128, in cash and issued 100,000 finders’ warrants (“Finders’ Warrants”).

All securities issued in connection with the December 2020 Private Placement are subject to a four month and one day hold period expiring on April 25, 2021.

The December 2020 Warrants and Finders’ Warrants and have an exercise price of CAD$2.70 and expire on December 24, 2025, and April 25, 2021. The fair value of the December 2020 Warrants was $1,698 and were recorded as a liability – see note 11.

J.	On December 24, 2020, the Company issued 20,161 shares as compensation, valued at $47, for consulting services provided by a consultant.

K.	During the year ended December 31, 2021, the Company issued 2,514,693 shares in respect of 2,629,343 warrants that were exercised. (See Note 14(a))

L.	On June 4, 2021, the Company completed two private placements (collectively, the “Offering”). The Offering resulted in the issuance of an aggregate of 1,305,662 units at a price of CAD$8.16 per Unit, for gross proceeds of $8,590 (CAD$10.65 million). Each Unit is composed of one common share of the Company and one common share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to acquire one additional common share of the Company at CAD$11.04 per warrant. 221,100 Warrants expire on April 14, 2023, and 1,084,562 Warrants expire on May 28, 2023. A finder’s fee of $466 (CAD$578) was paid in connection with the Offering.

The fair value of the warrants granted was $4,786 and was initially classified as a liability (see note 12(c)). The Company accounted for the remaining $3,338 as additional paid in capital and share issue expenses.

M.	During the year ended December 31, 2021, the Company issued 286,223 shares in respect of 286,223 stock options that were exercised. (See Note 15 (b))

30

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 15 – WARRANTS AND OPTIONS:

a) Warrants

(i)	Warrant transactions for the years ended December 31, 2021, and 2020 are as follows:

	Number	Weighted Average Exercise Price
Balance, January 1, 2020	1,277,464	ILS	2.5200
Exercise of warrants	(182,142)	ILS	2.5200
Warrants issued in the January 2020 Private Placement	277,779	ILS	5.124
Warrants issued in the November 2020 Private Placement	4,450,153	ILS	7.1418
Warrants issued in the December 2020 Private Placement	1,366,631	ILS	7.1418
Finders’ Fee Warrants	100,000	ILS	7.1418
Balance, December 31, 2020	7,289,885	ILS	6.1280
Exercise of warrants	(15,000)	ILS	5.124
Exercise of warrants	(80,000)	ILS	7.1418
Warrants issued in the April 2021 Private Placement (Note 13(l))	221,100	ILS	29.025
Warrants issued in the May 2021 Private Placement (Note 13(l))	1,084,562	ILS	29.025
Exercise of warrants	(14,502)	ILS	5.124
Exercise of warrants	(145,011)	ILS	5.124
Exercise of warrants	(45,000)	ILS	7.1418
Exercise of warrants	(14,502)	ILS	5.124
Exercise of warrants	(33,333)	ILS	7.1418
Exercise of warrants	(15,000)	ILS	5.124
Exercise of warrants	(55,000)	ILS	7.1418
Exercise of warrants	(100,000)	ILS	7.1418
Exercise of warrants	(595,231)	ILS	7.1418
Exercise of warrants (ii)	(1,095,322)	ILS	2.5200
Exercise of warrants	(7,251)	ILS	5.124
Exercise of warrants	(31,776)	ILS	7.1418
Exercise of warrants	(382,415)	ILS	7.1418
Balance, December 31, 2021	5,966,204	ILS	11.0318

(ii)	As of December 31, 2021, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

December 31, 2021	Expiry date	Exercise price			Exercise price (USD)
5,437	January 30, 2022	CAD	1.95		$1.53
61,077	January 30, 2022	ILS	5.124	(1)	$1.65
3,227,398	November 10, 2025	ILS	7.1418	(2)	$2.30
1,366,631	December 24, 2025	ILS	7.1418	(2)	$2.30
221,100	April 18, 2023	ILS	29.025	(3)	$9.33
1,084,562	May 28, 2023	ILS	29.025	(3)	$9.33
5,966,205

(1)	On June 30, 2021, warrant holders and the Company, agreed that the exercise price of CAD$1.95 would be payable in New Israeli Shekels. The exercise price is NIS 5.124 per warrant (see also Note 11).

(2)	On March 31, 2021, warrant holders and the Company, agreed that the exercise price of CAD$2.70 would be payable in New Israeli Shekels. The exercise price is NIS 7.1418 per warrant (see also Note 11).

(3)	On June 30, 2021, warrant holders and the Company, agreed that the exercise price of CAD$11.04 would be payable in New Israeli Shekels. The exercise price is NIS 29.025 per warrant (see also Note 11).

31

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 15 – WARRANTS AND OPTIONS (CONTINUED):

a) Warrants (continued)

(iii)	On December 16, 2021, 1,095,322 warrants with an exercise price of ILS2.52 were exercised in a cashless mechanism and the warrant holders were granted 980,673 shares.

b) Stock Options

Stock option transactions for the years ended December 31, and 2020 are as follows:

	Number	Weighted Average Exercise Price (CAD)	Weighted Average Exercise Price (USD)
Balance January 1, 2020	182,909	$0.42	$0.32
Options granted	100,000	2.40
Options granted	613,333	1.50
Options granted	116,667	2.25
Exercise of options	(767)	1.14
Exercise of agent’s options	(47,619)	0.42
Exercise of options	(75,000)	0.42
Balance December 31, 2020	889,523	$1.62	$1.27
Options granted (i)	33,333	3.00
Options granted (ii)	116,667	3.00
Exercise of options	(8,333)	2.25
Options granted (iii)	50,000	8.40
Exercise of options	(59,524)	0.42
Exercise of options	(33,333)	1.50
Exercise of options	(33,333)	2.25
Options granted (iv)	116,700	6.00
Options granted (v)	16,677	8.00
Exercise of options	(35,000)	2.25
Exercise of options	(116,700)	6.00
Expiry of options	(116,667)	3.00
Balance December 31, 2021	820,010	$2.10	$1.65

32

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 15 – WARRANTS AND OPTIONS (CONTINUED):

b) Stock Options (continued)

(i)	On January 28, 2021, 33,333 stock options were issued to a consultant with an exercise price of CAD$3.00. The options expire on January 28, 2025. The fair value of the options granted was estimated at CAD$90 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$2.82; Expected option life 4 years; Volatility 209%; Risk-free interest rate 0.30%; Dividend yield 0%.

(ii)	On January 28, 2021, 116,667 stock options were issued to a consultant with an exercise price of CAD$3.00. The options expire on December 31, 2021. The fair value of the options granted was estimated at CAD$191 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$2.82; Expected option life 0.92 years; Volatility 173%; Risk-free interest rate 0.11%; Dividend yield 0%.

(iii)	On June 3, 2021, 50,000 stock options were issued to a consultant with an exercise price of CAD$8.40. The options expire on June 3, 2026. The fair value of the options granted was estimated at CAD$445 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$9.18; Expected option life 5 years; Volatility 191%; Risk-free interest rate 0.93%; Dividend yield 0%.

(iv)	On August 23, 2021, 116,700 stock options were issued to consultants with an exercise price of CAD$6.00. The options expire on April 30, 2022. The fair value of the options granted was estimated at CAD$242 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$6.50; Expected option life 0.68 years; Volatility 126%; Risk-free interest rate 0.19%; Dividend yield 0%.

(v)	On October 28, 2021, 16,677 stock options were issued to a director with an exercise price of CAD$8.00. The options expire on October 28, 2026. The fair value of the options granted was estimated at CAD$242 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$9.37; Expected option life 5 years; Volatility 114%; Risk-free interest rate 1.43%; Dividend yield 0%.

(vi)	As at December 31, 2021, the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Outstanding as of December 31, 2021	Exercisable as of December 31, 2021	Expiry date	Exercise price (CAD)		Exercise price (USD)
100,000	100,000	January 23, 2023	CAD	2.40	$1.88
580,000	449,167	August 20, 2025	CAD	1.50	$1.18
40,000	40,000	September 1, 2025	CAD	2.25	$1.77
33,333	22,222	January 28, 2025	CAD	3.00	$2.36
50,000	16,667	June 3, 2026	CAD	8.40	$6.60
16,677	5,559	October 28, 2026	CAD	8.00	$6.28
820,010	633,615

(vii)	Share-based compensation expense is recognized over the vesting period of options. During the year ended December 31, 2021, share-based compensation of $843 was recognized and charged to the Consolidated Statement of Comprehensive Loss (December 31, 2020 – $800).

33

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 16 – NON CONTROLLING INTERESTS

The following Company subsidiaries which have non-controlling interests:

	December 31,	December 31,
	2021	2020

Cust2mate	$(1,026)	$-
AAI	419	520
	$(607)	$520

NOTE 17 – REVENUES:

Major customers (as percentage of total revenues):

	Year Ended
	December 31,	December 31,
	2021	2020
	%	%

Customer A	39%	61%
Customer B	15%	6%
Customer C	10%	4%
Customer D	28%	-
	92%	71%

Revenue streams (as percentage of total revenues):

	Year Ended
	December 31,	December 31,
	2021	2020
	%	%
Revenues from services
Revenues from services	50%	65%
Revenues from leasing	15%	25%
Revenues from maintenance services	7%	10%
Smart Carts
Revenues from smart carts project	28%	-
	100%	100%

34

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 18 – COST OF REVENUES:

	Year Ended
	December 31,	December 31,
	2021	2020

Payroll and related expenses	$1,096	$493
Subcontractor and outsourced work	162	65
Materials and components consumed	291	90
Car maintenance	373	147
Other	107	58
	$2,029	$853

NOTE 19 – RESEARCH AND DEVELOPMENT EXPENSES:

	Year Ended
	December 31,	December 31,
	2021	2020

Payroll and related expenses	$510	$410
Subcontractor and outsourced work	2,477	-
Legal fees	99	-
Other	136	8
	$3,222	$418

NOTE 20 – GENERAL AND ADMINISTRATIVE EXPENSES:

	Year Ended
	December 31,	December 31,
	2021	2020

Payroll and related	$1,027	$579
Professional fees	3,417	1,449
Share-based compensation	842	-
Depreciation and amortization	321	213
Office maintenance	275	23
Investor relations	254	101
Others	358	-
	$6,494	$2,365

35

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 21 - LOSS PER SHARE:

Both the basic and diluted earnings (loss) per share have been calculated using the weighted average number of shares in issue during the relevant financial periods, the weighted average number of equity shares in issue and loss for the period as follows:

	Year ended	Year ended
	December 31, 2021	December 31, 2020
Net loss for the year	$(39,735)	$(7,222)
Weighted average number of ordinary shares	23,340,621	16,758,323
Basic and diluted loss per share in USD	$(1.70)	($0.43)

NOTE 22 – INCOME TAX EXPENSE:

A.	Taxes on income:

The combined Canadian federal and provincial statutory income tax rate is 26.5% (2020 - 26.5%).

Israeli corporate tax rates are 23% in 2021 and 2020.

B. Tax reconciliation:

	Year ended December 31, 2021	Year ended December 31, 2020
Loss before income tax	$(40,148)	$(5,936)
Statutory tax rate	23%	23%
Income tax benefit (expense) at the statutory tax rate	9,234	1,365
Expenses not recognized for tax purposes	(9,234)	(876)
Recognition/Derecognition of deferred tax assets which were not recognized on prior periods	(142)	(506)
Income tax expense	$(142)	$(17)

C. Income tax expense:

	Year ended	Year ended
	December 31, 2021	December 31, 2020

Current	$-	$10
Prior year taxes	142	-
Deferred taxes, net	-	7
Total	$142	$17

36

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 22 – INCOME TAX EXPENSE: (CONTINUED)

D. Deferred tax assets:

Deferred tax assets have not been recognized in respect of carryforward losses because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

NOTE 23- RELATED PARTIES AND SHAREHOLDERS:

The following transactions arose with related parties:

	Year Ended
	December 31,	December 31,
	2021	2020

Consulting fees	$958	$594
Salaries	37	27
Pensions	6	4
	$1,001	$625

Amounts owing by (to) related parties:

	Year Ended
	December 31,	December 31,
	2021	2020
Key management personnel	$183	$-
Company controlled by the CEO	(57)	-
	$126	$-

The CEO has an agreement with the Company pursuant to which he received a consulting fee of NIS 150,000 per month (approximately $46 per month). In addition, the compensation committee approved a milestone-based bonus of up to $500, of which $400 was earned during the year ended December 31, 2021.

37

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 24 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

The Company is exposed to a variety of financial risks, which results from its financing, operating and investing activities. The objective of financial risk management is to contain, where appropriate, exposures in these financial risks to limit any negative impact on the Company’s financial performance and position.

The Company’s financial instruments are its cash, trade and other receivables, payables, other payables and loans. The main purpose of these financial instruments is to raise finance for the Company’s operation. The Company actively measures, monitors and manages its financial risk exposures by various functions pursuant to the segregation of duties and principals. The risks arising from the Company’s financial instruments are mainly credit risk and currency risk. The risk rate on loans is fixed. The risk management policies employed by the Company to manage these risks are discussed below.

NOTE 24 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED):

A.	Credit risk:

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Company closely monitors the activities of its counterparties and controls the access to its intellectual property which enables it to ensure the prompt collection of customers’ balances. The Company’s main financial assets are cash and cash equivalents as well as other receivables and represent the Company’s maximum exposure to credit risk in connection with its financial assets.

Wherever possible and commercially practical the Company holds cash with major financial institutions in Israel. Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the balance sheet date. The Company closely monitors the activities of its counterparties and controls the access to its intellectual property which enables it to ensure the prompt collection of customers’ balances.

Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made problem, or outbreaks of pandemic diseases, including COVID-19, we may be unable to continue our operations and may experience system interruptions and reputational harm. Acts of terrorism and other geo-political unrest, including the ongoing conflict in Ukraine, could also cause disruptions in our business or the business of our customers, partners, vendors, or the economy as a whole. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate.

The Company’s main financial assets are cash and cash equivalents and trade accounts receivable as well as marketable securities and represent the Company’s maximum exposure to credit risk in connection with its financial assets. Wherever possible and commercially practical the Company holds cash with major financial institutions In Israel.

	December 31,	December 31,
	2021	2020

Cash and Cash Equivalents	$8,470	$5,397
Cash restricted	60	192
Trade receivables	857	196
Other Accounts Receivable	434	353
Total	$9,821	$6,138

38

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 24 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED):

B.	Liquidity risks:

Liquidity risk is the risk that arises when the maturity of assets and the maturity of liabilities do not match. An unmatched position potentially enhances profitability, but can also increase the risk of loss. The Company has procedures with the object of minimizing such loss by maintaining sufficient cash and other highly liquid current assets and by having an available adequate amount of committed credit facilities. The following tables detail the Company’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay

Contractual
	Carrying amounts	Within 1 year	over 1 year
Trade payables	$989	$989	$-
Other accounts payable	$1,099	$704	$395
Loans	$641	$158	$483
Lease liability	$277	$126	$151

C.	Market risks:

The Company’s’ business of maintenance services of various electronic systems is highly competitive and involves a certain degree of risk. The Company’s business operations will depend largely upon the outcome of continued sales and services to security establishments and the initiation of sales of their products to the civilian markets.

The Company’s Cust2Mate business is new, and the Company is aware of competitors in the market. In addition to the regular management oversight and skills required, success in this segment will require the Company to penetrate the market as rapidly as possible.

As of December 31, 2021, if the Company’s functional currency (ILS) had strengthened/ weakened by 5% against the USD, with all other variables held constant, the loss for the year would decrease /increase by approximately $240.

D.	Interest rate risks:

The Company is exposed to cash flow interest rate risk from long-term borrowings at variable rate. It is currently Company policy that between 50% and 75% of Company borrowings are fixed rate borrowings. This policy is managed centrally. Although the board accepts that this policy neither protects the Company entirely from the risk of paying rates in excess of current market rates nor eliminates fully cash flow risk associated with variability in interest payments, it considers that it achieves an appropriate balance of exposure to these risks.

During 2021 and 2020, the Company’s borrowings at variable rate were denominated in NIS.

The Company analyses the interest rate exposure on a quarterly basis. A sensitivity analysis is performed by applying a simulation technique to the liabilities that represent major interest-bearing positions. Various scenarios are run taking into consideration refinancing, renewal of the existing positions, alternative financing and hedging. Based on the simulations performed, the impact on profit and loss and net assets of a 100 basis point shift (being the maximum reasonable expectation of changes in interest rates) would be approximately $8.

E.	Capital management

The Company considers its capital to be comprised of shareholders’ equity. The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals. In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year ended December 31, 2021. There are no externally imposed restrictions on the Company’s capital.

39

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 25 – OPERATING SEGMENTS:

The Company and its subsidiaries are engaged in the following two segments:

a.	Advanced engineering capabilities to the military/security markets as well as development of related products for the civilian and retail markets. (“Advanced Engineering”)

b.	Retail automation solutions – Smart Carts (“Smart Carts”)

	For the year ended December 31, 2021
	Advanced Engineering	Smart Carts	Total
Revenues
External	$1,935	$750	$2,685
Inter-segment	-	-	-

Total	1,935	750	2,685

Segment loss	35,095	4,962	40,057

Finance expense, net			91
Tax expenses			142
Loss			$40,290

	For the year ended December 31, 2020
	Advanced Engineering	Smart Carts	Total
Revenues
External	$1,068	$-	$1,068
Inter-segment	-	-	-

Total	1,068	-	1,068

Segment loss	5,770	166	5,936

Finance expense, net			(32)
Tax expenses			(17)
Loss			$5,953

40

A2Z SMART TECHNOLOGIES CORP.

(Formerly A2Z TECHNOLOGIES CANADA CORP.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of US Dollars, except per share data)

NOTE 25 – OPERATING SEGMENTS (CONTINUED):

	As of December 31, 2021
	Advanced Engineering	Smart Carts	Adjustment & Elimination	Total

Segment assets	$12,118	$2,013	$-	$14,131

Segment liabilities	$1,786	$1,438	$-	$3,224

	As of December 31, 2020
	Advanced Engineering	Smart Carts	Adjustment & Elimination	Total

Segment assets	$8,598	$254	$-	$8,852

Segment liabilities	$10,418	$418	$-	$10,836

NOTE 26 – SUBSEQUENT EVENTS:

a.	Between January 1, 2022, and March 31, 2022, 474,207 warrants with an exercise price between NIS5.124-NIS7.1418 were exercised for gross proceeds of $956 and the Company issued 474,207 shares.

b.	On January 31, 2022, 5,437 warrants with an exercise price of CAD1.95 expired.

c.	On February 3, 2022, the Company announced it has completed the acquisition of all of the outstanding shares of Isramat Ltd (“Isramat”), an Israeli manufacturer of precision metal parts. In connection with closing of the acquisition, the Company will pay NIS 2,800 (approximately $900) in cash and issue the shareholders of Isramat 273,774 common shares in the capital of the Company at a deemed price per share of $7.6311.

The purchase consideration is being allocated between the acquired tangible assets and intangible assets, based on their fair values. Fair values were estimated with the assistance of an independent third party.

Management is fully responsible for the valuation of the assets. An initial valuation has been completed and a final assessment will be made within one year. The fair value assigned to identifiable intangible assets acquired has been determined by using valuation methods that accounts for replacement costs, using estimates and assumptions determined by management.

Based on the above, the Company has initially determined that the purchase price exceeds the fair values of assets acquired by approximately $312, which is recognized as goodwill. Upon the purchase price allocation, an amount of $312 will be allocated to goodwill to be amortized over a 20 year period.

NOTE 26 – SUBSEQUENT EVENTS (CONTINUED):

The table below summarizes the preliminary fair value of assets acquired at the purchase date:

February 3, 2022

Total assets	2,649
Benefit shareholder consulting agreement	28
Goodwill(*)	312

Total net assets acquired	2,989

(*)	Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. The goodwill is attributed to the expected benefits arising from the synergies of the combination of the activities of the Company and acquired company.

 The pro forma financial information presented below is for informational purposes only, is subject to a number of estimates, assumptions and other uncertainties, and is not indicative of the results of operations that would have been achieved if the transaction had taken place at January 1, 2021. The pro forma financial information is as follows:

For the year ended December 31, 2021
Pro forma
Unaudited

Total revenues	$7,915
Net loss attributable to A2Z’s shareholders	$37,698

d.	On February 11, 2022, the Company issued 74,985 shares to a trustee in respect of a crowd funding transaction that was completed in 2019, for which shares were not immediately issued until the completion of an Israeli tax ruling which was only finalized in late 2021.

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